77C Matters submitted to a vote of security holders
Columbia Money Market Fund, Class B
On November 16, 2005, a Special Meeting of the Shareholders of the Fund was held to approve the following items, as described in the combined Proxy Statement/Prospectus for the Meeting. The votes cast at the Meeting were as follows:

1: To approve an Agreement and Plan of Reorganization

For:        20, 493,041.606 Shares of beneficial interest being a majority of the shares represented at the meeting.
Against:       641,911.602  Shares of beneficial interest
Abstain:       536,306.364  Shares of beneficial interest


1: To approve an Agreement and Plan of Reorganization

For:       237,291,446.467  Shares of beneficial interest being a majority of the shares represented at the meeting.
Against:     8,343,844.697  Shares of beneficial interest
Abstain:     4,586,484.631  Shares of beneficial interest